

Mail Stop 3720

August 19, 2008

VIA US MAIL AND FAX (408) 933-4960
Mr. James Monroe III
Chairman of the Board and Chief Executive Officer
Globalstar, Inc.
461 South Milpitas Blvd.
Milpitas, CA 95035

> **Re: Globalstar, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-K/A**
> **Filed March 17, 2006**
> **Form 10-Q for the Quarterly Period Ended June 30, 2008**
> **File No. 001-33117**

Dear Mr. Monroe:

We have reviewed your supplemental response letter dated August 13, 2008 as well as your filing and have the following comments. As noted in our comment letter dated April 29, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Note 13 – Convertible Notes Offering, page 14 and Common Stock Offering and Share Lending Agreement, page 16

1. We note your response to prior comment 2 and have the following comments with respect to your share lending agreement:

- Please identify all events whereby the borrower may be required to return cash in lieu of shares. For example, describe in detail what would occur if your stock gets delisted and the borrower is unable to return the borrowed shares to you. Discuss whether this impacts your analysis under EITF 00-19. Note that when analyzing instruments under EITF 00-19, the probability of the event occurring is not a factor.
- It is unclear to us how you determined that the fair value of the agreement was immaterial (or whether a fair value was determined at all). In this regard, we note your statement that "the terms of the notes and the share lending agreement were

cross conditioned and the share lending agreement would not exist on its own on a stand alone basis in this transaction." We further note your statement that the "cost of borrowing the Company's shares was implicit in the interest rate on the notes." Such statements imply that there is a more than nominal value to the share lending agreement since you received a lower interest rate on the notes. It appears that a possible method to determine the fair value of your share lending agreement would be to determine the buy down on the rate. What is the difference between the rate you received and the rate that you would have received on similar notes under the assumption that you did not enter into the share lending agreement concurrently with the notes? Please advise.

<u>Exhibits 31.1 and 31.2</u>

2. Please refer to the introductory paragraph of #4. Revise to refer to the internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)). Also, please amend your Form 10-Q for the quarterly period ended March 31, 2008 to comply with this comment.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director